UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2023

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant’s name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐

On July 19, 2023, Akari Therapeutics, Plc, a public company with limited liability incorporated under the laws of England and Wales (the “Company”), issued a press release, announcing the appointment of Wendy DiCicco as interim Chief Financial Officer of the Company. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Appointment of New Officer

On July 17, 2023, the Company’s board of directors appointed Wendy DiCicco as the Company’s interim Chief Financial Officer and entered into a consulting services agreement (the “Consulting Agreement”) with Ms. DiCicco through Board Advantage LLC, an entity controlled by her. The Consulting Agreement has a six month term and provides for a $32,000 per month fee, a performance bonus in the amount of $70,000 upon achievement of certain milestones, reimbursement of certain expenses and an option that will fully vest on the first anniversary of the grant date to purchase 5,000,000 of the Company’s ordinary shares in the Company.

Wendy DiCicco has more than 25 years of experience in the life sciences industry, currently serving as a board member or as an independent financial and board advisor to companies, often in the role of interim Chief Financial Officer (“CFO”). Ms. DiCicco recently served as CFO for Renovacor, a pre-clinical biopharmaceutical company developing a gene therapy for cardiovascular disease. Initially as interim CFO, transitioning to permanent, she led the company through its Initial Public Offering (IPO) in 2021 and sale to Rocket Pharmaceuticals (Nasdaq: RCKT) in December 2022. She also served as interim CFO for FerGene, Inc. a Phase 3 urologic oncology gene therapy company from January 2020 through May 2022. Previously, she was CFO and Chief Operating Officer (COO) of Centinel Spine and the President and COO of Camber Spine, both developers of best-in-class spinal implants. She has held CFO roles for several pre-IPO, private equity backed medical device and biotech companies, in varying stages of commercialization. Her first CFO role was with Kensey Nash Corporation, a publicly traded developer and manufacturer of biologics and medical devices in the cardiovascular and orthopedics industries, where she helped advanced the company through its pre-revenue IPO stage. Her career started in public accounting at Deloitte & Touche. Ms. DiCicco currently serves on the public company board of directors of EyePoint Pharmaceuticals, Inc. (Nasdaq: EYPT) where she serves as the Audit Committee Chair. In addition, she serves on the boards of Imvax, Inc. and ExpressCells. Ms. DiCicco has also served on the boards of SWK Holdings Corp. (Nasdaq: SWKH), II-VI, Inc (now Coherent Corp.), Sincerus Pharmaceuticals, Carmell Therapeutics, SynCardia Systems and CannaPharma Rx. She also is currently a member of the Board of Directors of the Philadelphia Chapter of the National Association of Corporate Directors. Ms. DiCicco received a B.S. in accounting from Philadelphia College of Textiles and Science and is a licensed Certified Public Accountant (CPA). She also is an appointed Board Leadership Fellow and Corporate Governance Fellow of the National Association of Corporate Directors (NACD).

The information under the heading “Appointment of New Officer” is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933, as amended. The press release furnished as Exhibit 99.1 to this Report on Form 6-K is not hereby incorporated by reference into such registration statements.

Exhibit No.

99.1	Press Release issued by Akari Therapeutics, Plc on July 19, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Rachelle Jacques
Name:	Rachelle Jacques
Title:	President and Chief Executive Officer

Date: July 19, 2023